UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 16)*

Rocky Mountain Chocolate Factory, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

77467X101
(CUSIP Number)

Global Value Investment Corp.
1433 N. Water Street, Suite 400
Milwaukee, WI 53202
(262) 478-0640
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 26, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77467X101	13D	Page 2 of 14
(1) NAMES OF REPORTING PERSONS Global Value Investment Corp.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) WC, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
1,886,950 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
1,886,950 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,886,950 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.84%*
(14) TYPE OF REPORTING PERSON (see instructions) IA

* Percentage calculated is based on 7,597,819 shares of common stock, par value $0.001 per share outstanding as of October 10, 2024, as reported in the Form 10-Q for the fiscal quarter ended August 31, 2024, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 3 of 14
(1) NAMES OF REPORTING PERSONS GVP 2021-A, L.P.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) WC, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
135,820 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
135,820 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,820 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.79%*
(14) TYPE OF REPORTING PERSON (see instructions) PN

* Percentage calculated is based on 7,597,819 shares of common stock, par value $0.001 per share outstanding as of October 10, 2024, as reported in the Form 10-Q for the fiscal quarter ended August 31, 2024, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 4 of 14
(1) NAMES OF REPORTING PERSONS GVP 2021-A, L.L.C.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) WC, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
135,820 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
135,820 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,820 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.79%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated is based on 7,597,819 shares of common stock, par value $0.001 per share outstanding as of October 10, 2024, as reported in the Form 10-Q for the fiscal quarter ended August 31, 2024, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 5 of 14
(1) NAMES OF REPORTING PERSONS Jeffrey R. Geygan
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
1,886,950 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
1,886,950 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,886,950 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.84%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 7,597,819 shares of common stock, par value $0.001 per share outstanding as of October 10, 2024, as reported in the Form 10-Q for the fiscal quarter ended August 31, 2024, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 6 of 14
(1) NAMES OF REPORTING PERSONS James P. Geygan
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
1,886,950 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
1,886,950 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,886,950 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.84%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 7,597,819 shares of common stock, par value $0.001 per share outstanding as of October 10, 2024, as reported in the Form 10-Q for the fiscal quarter ended August 31, 2024, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 7 of 14
(1) NAMES OF REPORTING PERSONS Stacy A. Wilke
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
2,465 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
2,465 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,465 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 7,597,819 shares of common stock, par value $0.001 per share outstanding as of October 10, 2024, as reported in the Form 10-Q for the fiscal quarter ended August 31, 2024, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 8 of 14
(1) NAMES OF REPORTING PERSONS Kathleen M. Geygan
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
45,108 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
45,108 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,108 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 7,597,819 shares of common stock, par value $0.001 per share outstanding as of October 10, 2024, as reported in the Form 10-Q for the fiscal quarter ended August 31, 2024, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 9 of 14
(1) NAMES OF REPORTING PERSONS Shawn G. Rice
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
5,325 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
5,325 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,325 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 7,597,819 shares of common stock, par value $0.001 per share outstanding as of October 10, 2024, as reported in the Form 10-Q for the fiscal quarter ended August 31, 2024, of Rocky Mountain Chocolate Factory, Inc.

EXPLANATORY NOTE

This Amendment No. 16 (this “Amendment”) amends and supplements the Schedule 13D filed on June 21, 2021, as amended on June 25, 2021, July 27, 2021, August 16, 2021, October 5, 2021, November 4, 2022, July 21, 2023, July 31, 2023, August 7, 2023, November 14, 2023, February 2, 2024, February 26, 2024, June 13, 2024, October 23, 2024, October 25, 2024, and October 31, 2024 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated, or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is amended and restated as follows:

The Reporting Persons purchased the shares of Common Stock for investment purposes, and such purchases have been made in the ordinary course of business of the Reporting Persons.

In pursuing such investment purposes but subject to the terms of the Cooperation Agreement (as defined and described below), the Reporting Persons may further purchase, hold, vote, trade, dispose, or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the shares of Common Stock; (2) changes in the Issuer’s operations, business strategy, or prospects; or (3) the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets, and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons have in the past discussed, and may in the future discuss, subject to the terms of the Cooperation Agreement, such matters with the management or Board of Directors of the Issuer (the “Board”), other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Subject to the terms of the Cooperation Agreement, such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance, or capitalization; (4) initiating or pursuing a transaction that would result in the Reporting Persons’ acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement but subject to the terms of the Cooperation Agreement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions, or otherwise.

On November 26, 2024 (the “Effective Date”), the Company, GVIC, GVP 2021-A, L.P., GVP, 2021-A, L.L.C., Jeffrey R. Geygan, James P. Geygan, Stacy A. Wilke, Kathleen, M. Geygan, Shawn G. Rice, Melvin Keating, Charles Arnold, and Starlette Johnson entered into a Cooperation Agreement (the “Cooperation Agreement”). Among other things, the Cooperation Agreement provides that:

•	GVIC will have the right to designate one individual to the Board of Directors (the “Board”), with such individual initially being Melvin Keating. GVIC has customary replacement rights if this individual is no longer serving on the Board.
•	The Company will cooperate in good faith with GVIC to mutually agree upon one additional individual to serve as an independent director on the Board. The Company and GVIC have agreed that such individual will initially be Al Harper. The Company and GVIC will cooperate in good faith on a mutually acceptable replacement if this individual is no longer serving on the Board.

•	For the period from the Effective Date continuing through the day that is 15 days prior to the deadline for submission of stockholder proposals for the Company’s 2027 annual meeting of stockholders (the “Restricted Period”), the Board will have no more than seven members.
•	During the Restricted Period, GVIC will vote, subject to certain limited exceptions, its shares of the Company’s common stock in favor of the election of each person nominated by the Board for election as a director, against any proposals or resolutions to remove a member of the Board, and in accordance with the recommendation of the Board on all other proposals or business.
•	During the Restricted Period, GVIC and certain other related persons will be subject to customary “standstill” provisions as set forth in the Agreement. The standstill provisions provide, among other things, that GVIC and such persons cannot, subject to certain exceptions provided in the Cooperation Agreement:
o	initiate, propose, or otherwise solicit the Company’s stockholders for the approval of any stockholder proposals, or cause or encourage the initiation or submissions of any such stockholder proposals;
o	seek, alone or in concert with others, representation on the Board, encourage others to nominate or propose members to the Board, or seek, alone or in concert with others, the removal of any member of the Board; or
o	increase their ownership of the Company’s securities to an amount that would result in GVIC owning, controlling or otherwise having any beneficial or other ownership interest of more than 29.9 percent of the then-outstanding Voting Securities (as defined in the Agreement).
•	If at any time GVIC no longer beneficially own shares of the Company’s common stock representing in the aggregate more than 10 percent of the Company’s common stock then-outstanding, then Mr. Keating will promptly offer to resign from the Board.
•	The parties agreed to customary non-disparagement provisions and mutual releases.

The foregoing description of the Cooperation Agreement is not complete and is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 12 and is incorporated into this Item 4 by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a)	and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern time, on November 26, 2024, the Reporting Persons beneficially owned 1,866,950 shares of Common Stock, representing approximately 24.84% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 7,597,819 shares of Common Stock outstanding as of October 10, 2024, as reported in the Form 10-Q for the fiscal quarter ended August 31, 2024, of the Issuer.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his, her or its pecuniary interest therein.

(c)	Except as set forth in Schedule A, none of the Reporting Persons have effected any transactions in the Common Stock in the 60 days prior to the date of this Statement.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 26, 2024, the Reporting Persons and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above and attached as Exhibit 12 hereto.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description
12	Cooperation Agreement, dated November 26, 2024, by and between Global Value Investment Corporation, GVP 2021-A, L.L.C., GVP 2021-A, L.P., Jeffrey R. Geygan, James P. Geygan, Stacy A. Wilke, Kathleen M. Geygan, Shawn G. Rice, and Melvin L. Keating; Rocky Mountain Chocolate Factory, Inc., Starlette B. Johnson, and Charles Arnold.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: November 26, 2024

GLOBAL VALUE INVESTMENT CORP.

By:	/s/ James P. Geygan
Name: James P. Geygan
Title: Interim Chief Executive Officer

GVP 2021-A, L.P. By GVP 2021-A, L.L.C. By GLOBAL VALUE INVESTMENT CORP.

By:	/s/ James P. Geygan
Name: James P. Geygan
Title: Interim Chief Executive Officer

GVP 2021-A, L.L.C. By GLOBAL VALUE INVESTMENT CORP.

By:	/s/ James P. Geygan
Name: James P. Geygan
Title: Interim Chief Executive Officer

/s/ Jeffrey R. Geygan
Jeffrey R. Geygan

/s/ James P. Geygan
James P. Geygan

/s/ Stacy A. Wilke
Stacy A. Wilke

/s/ Kathleen M. Geygan
Kathleen M. Geygan

/s/ Shawn G. Rice
Shawn G. Rice

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on November 26, 2024. Unless otherwise indicated, all such transactions were effected in the open market.

Person Effecting the Transaction	Transaction Date	Nature of Transaction	Securities Transacted	Price per Share
GVIC	10/18/2024	Acquisition of Common Stock	23,045	$2.1383(2)
Mr. James Geygan	10/18/2024	Acquisition of Common Stock	155	$2.1383(2)
Ms. Wilke	10/18/2024	Acquisition of Common Stock	500	$2.1383(2)
GVIC	10/21/2024	Acquisition of Common Stock	7,409	$2.3246(2)
GVIC		Delivery of Common Stock	51,777	N/A(3)
GVIC	10/22/2024	Acquisition of Common Stock	2,000	$2.4157(2)
GVIC	10/23/2024	Acquisition of Common Stock	330,743	$2.6966(2)
GVIC	10/24/2024	Acquisition of Common Stock	161,306	$2.6013(2)
Mr. James Geygan	10/24/2024	Acquisition of Common Stock	940	$2.6013(2)
Mr. Jeffrey Geygan	10/24/2024	Acquisition of Common Stock	11,935	$2.6013(2)
Mr. Rice	10/24/2024	Acquisition of Common Stock	795	$2.6013(2)
Ms. Wilke	10/24/2024	Acquisition of Common Stock	335	$2.6013(2)
GVIC	10/24/2024	Disposal of Common Stock	2,170	$2.5758(1)
Mr. Jeffrey Geygan	10/25/2024	Common Stock Grant(4)	15,877	N/A(4)
GVIC	10/28/2024	Acquisition of Common Stock	6,244	$2.9942(2)
GVIC	10/29/2024	Acquisition of Common Stock	42,063	$2.8871(2)

______________________

(1) On October 24, 2024, the owners of separately managed accounts advised by GVIC directed the sales of Common Stock. Such sales were neither solicited by GVIC nor did GVIC advise such sales.

(2) This purchase price represents the weighted average purchase price of the shares purchased. Upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, the Reporting Persons will provide full information regarding the number of shares purchased at each separate price within the range set forth in this Statement.

(3) As of October 21, 2024, certain separately managed accounts advised by GVIC received shares of Common Stock previously held in an account that was not advised by, and is not currently advised by, GVIC. As a result of this receipt, GVIC claimed indirect beneficial ownership over such shares of Common Stock as of the date of the receipt. No purchase price is associated with the receipt.

(4) Represents the annual common stock grant to Jeffrey R. Geygan pursuant to the Issuer’s board of directors compensation program for the period November 30, 2023, to August 31, 2024. No purchase price is associated with the grant.